Exhibit 99.1

EHang Reports First Quarter 2026 Unaudited Financial Results

Guangzhou, China, June 9, 2026 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading advanced air mobility (“AAM”) technology platform company, today announced its unaudited financial results for the first quarter ended March 31, 2026.

Operational and Financial Highlights for the First Quarter of 2026

•

Sales and deliveries of electric vertical take-off and landing (“eVTOL”) aircraft were four units of EH216 series[1], compared with 11 units of EH216 series in the first quarter of 2025, and 61 units of EH216 series and five units of VT35 in the fourth quarter of 2025.

•	Total revenues were RMB25.7 million (US$3.7 million), compared with RMB26.1 million in the first quarter of 2025, and RMB177.6 million in the fourth quarter of 2025.

•	Gross margin was 62.5%, a slight increase from 62.4% in the first quarter of 2025 and 61.6% in the fourth quarter of 2025.

•	Operating loss was RMB127.9 million (US$18.5 million), compared with RMB89.9 million in the first quarter of 2025 and RMB43.0 million in the fourth quarter of 2025.

•	Net loss was RMB126.4 million (US$18.3 million), compared with RMB78.4 million in the first quarter of 2025 and RMB20.9 million in the fourth quarter of 2025.

•

Adjusted operating loss[2] (non-GAAP) was RMB77.1 million (US$11.2 million), compared with RMB42.6 million in the first quarter of 2025, and adjusted operating income[2] of RMB17.9 million in the fourth quarter of 2025.

•

Adjusted net loss[3] (non-GAAP) was RMB75.6 million (US$11.0 million), compared with RMB31.1 million in the first quarter of 2025, and adjusted net income[3] of RMB40.1 million in the fourth quarter of 2025.

•	Cash and cash equivalents, restricted short-term deposits, short-term investments and treasury investment balances were RMB1.03 billion (US$148.9 million) as of March 31, 2026.

Business Highlights for the First Quarter of 2026 and Recent Developments

Progress Toward EH216-S Commercial Operations in China

As China advances toward public eVTOL commercial operations, EHang and its operating partners have been working closely with the CAAC to meet additional operational and safety requirements ahead of the launch of public ticketed flight services. The two Air Operator Certificate (“OC”) holders, EHang General Aviation and Heyi Aviation, have continued refining operational procedures, ground support systems, personnel training programs and emergency response capabilities while conducting routine internal trial commercial operations. Since obtaining their OCs in March 2025, both operators have maintained a flawless safety record with zero accidents and zero violations, completing more than 3,000 safe flight missions. Meanwhile, EHang has established a comprehensive commercial operation framework covering ticket pricing, online and offline ticketing channels, customer service, public feedback management and standardized operating procedures. With over 40 eVTOL operation sites already established by customers and partners across China, some of which are in routine flights, the Company is continuing to expand operational capacity and further refine its scalable operating model for future commercial deployment.

[1]	The EH216 series include the EH216-S (standard model for passenger transportation), the EH216-F (specialized model for aerial firefighting), and the EH216-L (specialized model for aerial logistics).
[2]	Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Non-GAAP Financial Measures”.
[3]

Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures”.

In preparation for the EH216-S crew training program, EHang assembled an experienced instructor team and secured all necessary resources, including training aircraft, facilities, and practice sites. In May 2026, the CAAC issued the Training Requirements for Remote Pilot of Large Civil Unmanned Aircraft System, providing a regulatory framework for standardized training of EH216-S ground operating crew. EHang’s early preparation efforts have also contributed practical insights to the development of this industry standard. The training program is ready for implementation and will be launched promptly upon receiving CAAC approval, laying a core talent foundation for future scaled commercial operations.

EH216-S Upgrades to Enhance Operational Efficiency and Passenger Experience

EHang continued to optimize the EH216-S platform with a focus on improving operational efficiency and passenger comfort, particularly in high-temperature operating environments.

To enhance aircraft utilization, the Company developed a dedicated battery cooling vehicle that significantly shortens battery cooling time between flights, supporting higher operational frequency. In addition, EHang introduced an independent air-conditioning system for the EH216-S cabin. The upgraded system effectively reduces cabin temperature and improves passenger comfort without compromising flight safety and performance.

Progress on VT35 Certification Process

EHang continued advancing the research, development, and airworthiness certification for the VT35 long-range lift-and-cruise eVTOL aircraft. The certification process is currently in the Certification Basis definition phase, with in-depth discussions with the CAAC regarding Special Conditions, safety objectives, and performance requirements. The Company also continued critical test flights to validate system functionality and performance, while detailed avionics design progressed in preparation for certification prototype manufacturing.

Aerial Media Business Continues to Gain Traction

Building on the successful performance of 16 EH216-S aircraft and 22,580 GD4.0 formation drones at the CMG 2026 China Spring Festival Gala in Hefei, which set a new Guinness World Records™ title, EHang experienced increased market interest in its aerial media solutions.

During the first quarter of 2026, EHang delivered 22 aerial media shows and 1,000 units of GD 4.0 formation drones. Revenue contribution from aerial media solutions represented approximately 40% of total revenue for the quarter, reflecting growing customer adoption and a more diversified revenue mix.

Global Expansion

Thailand:

Thailand remains EHang’s strategic benchmark market overseas. Under the AAM Sandbox framework, the Company has continued advancing regulatory engagement, operational preparation and local capability building. Five vertiport locations have been identified and the survey of the first operational route has been completed. To support operations in Thailand’s hot and humid island environment, EHang has completed localized upgrades to key systems, including battery cooling and cabin air-conditioning solutions. The Company is now actively working with the Civil Aviation Authority of Thailand (“CAAT”) to advance the approval process for commercial operations, while leveraging the Thailand program as a model for future international market expansion.

Mexico: In May 2026, EHang’s flagship EH216-S successfully completed the first human-carrying pilotless eVTOL flights in Mexico and Latin America during the FAMEX Tulum Air Show 2026. Executed in coordination with our local operator under the local regulatory framework, the milestone demonstrated the operational capability of the EH216-S in airport environments and marked an important step toward future deployment of pilotless eVTOL operations in the region.

Share Repurchase Program

On June 8, 2026, the Company’s Board of Directors has approved a Share Repurchase Program, pursuant to which the Company may repurchase up to US$30 million of its American Depositary Shares (“ADSs”) or ordinary shares over the next 12 months.

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The timing and amount of any share repurchases under the Share Repurchase Program will be determined by the Company’s management at its discretion based on ongoing assessments of price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors. The Company expects to fund repurchases made under this program mainly from its existing cash balance.

Management Remarks

Mr. Huazhi Hu, Founder, Chairman and Chief Executive Officer of EHang: “The first quarter of 2026 marked an important transition period as we continued advancing from airworthiness certification achievements toward commercial deployment. We remained focused on the four strategic priorities we outlined at the beginning of the year: advancing commercial operation readiness, expanding our global footprint, progressing the VT35 certification, and strengthening our integrated industrial capabilities. This quarter, we continued refining operational systems and procedures with regulators and partners, upgraded EH216-S for hot-weather conditions, advanced VT35 key certification activities and Thailand’s AAM sandbox program.

At the industry level, China’s low-altitude economy is entering a new stage of development, supported by an increasingly comprehensive legal, regulatory, and standards framework that provides a solid foundation for sustainable growth. As the world’s first company to obtain the full suite of airworthiness and operational certifications for a pilotless human-carrying eVTOL aircraft, we believe our competitive advantage extends beyond certification and manufacturing. It lies in our ability to establish safe, scalable, and sustainable operational models. Looking ahead, we will continue to prioritize safety, compliance, and operational excellence while steadily advancing the commercialization of advanced air mobility.”

Mr. Conor Yang, Chief Financial Officer of EHang: “Our first quarter financial performance reflected normal seasonal dynamics and aircraft delivery schedules, while our business fundamentals remain stable. We are maintaining our annual revenue guidance of RMB600 million, supported by the market demand, ongoing progress toward public commercial operations, expanding international opportunities and diversified revenue sources. Notably, the aerial media business gained solid traction and contributed approximately 40% of total revenues during the first quarter, reflecting further diversification of our revenue mix. We will continue balancing business expansion with disciplined cost management, while maintaining a healthy financial profile to support our long-term growth strategy.

Additionally, the Board has approved a 12-month share repurchase program, authorizing the repurchase of up to US$30 million of ADSs or ordinary shares, demonstrating our confidence in the Company’s long-term value and future growth.”

Unaudited Financial Results for the First Quarter of 2026

Revenues

Total revenues were RMB25.7 million (US$3.7 million), compared with RMB26.1 million in the first quarter of 2025, and RMB177.6 million in the fourth quarter of 2025, primarily driven by decreased sales volume of eVTOL aircraft, partially offset by growth from non-human-carrying business.

Costs of revenues

Costs of revenues were RMB9.6 million (US$1.4 million), on par with RMB9.8 million in the first quarter of 2025 and RMB68.3 million in the fourth quarter of 2025. The quarter-over-quarter decrease was in line with the decrease in the sales volume of eVTOL aircraft.

Gross profit and gross margin

Gross profit was RMB16.0 million (US$2.3 million), compared with RMB16.3 million in the first quarter of 2025, and RMB109.4 million in the fourth quarter of 2025. The quarter-over-quarter decrease was primarily due to the decrease in the sales volume of eVTOL aircraft.

Gross margin was 62.5%, a slight increase from 62.4% in the first quarter of 2025 and 61.6% in the fourth quarter of 2025.

Operating expenses

Total operating expenses were RMB151.7 million (US$22.0 million), compared with RMB110.9 million in the first quarter of 2025, and RMB154.4 million in the fourth quarter of 2025.

•

Sales and marketing expenses were RMB23.9 million (US$3.5 million), compared with RMB12.2 million in the first quarter of 2025, and RMB38.3 million in the fourth quarter of 2025. The year-over-year increase was attributed to higher share-based compensation expenses due to new grant of share-based awards in second quarter of 2025, primarily subject to four-year vesting schedule, increased employee compensation driven by workforce expansion and increased marketing and promotional fees. The quarter-over-quarter decrease was attributed to lower share-based compensation expenses due to a certain portion of share-based awards fully vested in 2025 and decreased sales-related compensation driven by lower sales volume.

•

General and administrative expenses were RMB67.7 million (US$9.8 million), compared with RMB61.3 million in the first quarter of 2025, and on par with RMB67.1 million in the fourth quarter of 2025. The year-over-year increase was mainly attributed to increased employee compensation driven by workforce expansion and increased depreciation and amortization of property and equipment as our new headquarter buildings were placed in service due to workforce expansion, partly offset by lower share-based compensation expenses.

•

Research and development expenses were RMB60.1 million (US$8.7 million), compared with RMB37.3 million in the first quarter of 2025, and RMB49.1 million in the fourth quarter of 2025. The year-over-year increase was mainly attributed to increased employee compensation driven by workforce expansion and incremental expenditures on different models of eVTOL aircraft, including VT35 development and certification. The quarter-over-quarter increase was mainly attributable to continuous expenditures on development of the eVTOL aircraft.

Operating loss

Operating loss was RMB127.9 million (US$18.5 million), compared with RMB89.9 million in the first quarter of 2025 and RMB43.0 million in the fourth quarter of 2025.

Net loss

Net loss was RMB126.4 million (US$18.3 million), compared with RMB78.4 million in the first quarter of 2025 and RMB20.9 million in the fourth quarter of 2025.

Net loss per ordinary share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.83 (US$0.12).

Basic and diluted net loss per American depositary share (“ADS”) were both RMB1.66 (US$0.24). Each ADS represents two of our Class A ordinary shares.

Balance sheets

Cash and cash equivalents, restricted short-term deposits, short-term investments and treasury investment balances were RMB1.03 billion (US$148.9 million) as of March 31, 2026.

Non-GAAP Financial Measures

The Company uses adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders, adjusted basic and diluted net earnings (loss) per ordinary share and adjusted basic and diluted net earnings (loss) per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands, or such expenses were not deductible.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of item of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses4 were RMB101.1 million (US$14.7 million), compared to RMB63.6 million in the first quarter of 2025 and RMB93.7 million in the fourth quarter of 2025. In the First Quarter of 2026, adjusted sales and marketing expenses4, adjusted general and administrative expenses4, and adjusted research and development expenses4 were RMB18.6 million (US$2.7 million), RMB31.4 million (US$4.5 million), and RMB51.1 million (US$7.5 million), respectively.

Adjusted operating income (loss)2 (non-GAAP)

Adjusted operating loss2 was RMB77.1 million (US$11.2 million), compared with RMB42.6 million in the first quarter of 2025 and compared with adjusted operating income2 of RMB17.9 million in the fourth quarter of 2025.

Adjusted net income (loss)3 (non-GAAP)

Adjusted net loss3 was RMB75.6 million (US$11.0 million), compared with RMB31.1 million in the first quarter of 2025 and adjusted net income3 of RMB40.1 million in the fourth quarter of 2025.

Adjusted net income (loss) attributable to EHang’s ordinary shareholders5 (non-GAAP)

Adjusted net loss attributable to EHang’s ordinary shareholders5 was RMB75.2 million (US$10.9 million), compared with RMB30.8 million in the first quarter of 2025 and adjusted net income attributable to EHang’s ordinary shareholders5 of RMB40.0 million in the fourth quarter of 2025.

Adjusted net loss per ordinary share6 and per ADS7 (non-GAAP)

Adjusted basic and diluted net loss per ordinary share6 were RMB0.50 (US$0.07).

[4]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. Adjusted sales and marketing expenses, adjusted general and administrative expenses, and adjusted research and development expenses are non-GAAP financial measures. Each is defined as the respective expense—sales and marketing expenses, general and administrative expenses, and research and development expenses—excluding share-based compensation expenses.

[5]

Adjusted net income (loss) attributable to EHang’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to EHang’s ordinary shareholders excluding share-based compensation expenses and certain non-operational expenses.

[6]

Adjusted basic and diluted net earnings (loss) per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net earnings (loss) per ordinary share excluding share-based compensation expenses and certain non-operational expenses.

[7]

Adjusted basic and diluted net earnings (loss) per ADS is a non-GAAP financial measure, which is defined as basic and diluted earnings (loss) per ADS excluding share-based compensation expenses and certain non-operational expenses.

Adjusted basic and diluted net loss per ADS7 were RMB1.00 (US$0.14).

Business Outlook

For the fiscal year 2026, the Company currently maintains the annual revenue guidance of around RMB600 million.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary views regarding its business situation and market conditions, which are subject to change.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Tuesday, June 9, 2026, U.S. Eastern Time (8:00 PM on Tuesday, June 9, 2026, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

English line: https://s1.c-conf.com/diamondpass/10055177-wdgnt0.html

Chinese line: https://s1.c-conf.com/diamondpass/10055179-jzwcug.html

A live and archived webcast of the conference call will be available on the Company’s Investors Relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading advanced air mobility (“AAM”) technology platform company, committed to making safe, autonomous, and eco-friendly air mobility accessible to everyone. The company develops and manufactures a diversified portfolio of pilotless electric vertical take-off and landing (“eVTOL”) aircraft for a wide range of use cases, including aerial tourism, intra-city transport, intercity travel, logistics and emergency firefighting. Its flagship model, EH216-S, has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for pilotless eVTOL issued by the Civil Aviation Administration of China, and is now commercially operated under the country’s first Air Operator Certificates for human-carrying eVTOL services. Complementing this, EHang’s VT35 expands its reach into long-range and intercity scenarios, supporting the development of a multi-tiered low-altitude mobility network. By integrating advanced autonomous technologies with scalable operational infrastructure, EHang is redefining how people and goods move—across cities, regions, and natural barriers—shaping the future of air mobility. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of AAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Exchange Rate

This press release contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	256,400	160,204	23,225
Short-term investments	843,232	809,934	117,415
Restricted short-term deposits	29,655	28,733	4,165
Accounts receivable, net[8]	111,670	86,101	12,481
Inventories	101,634	120,769	17,508
Prepayments and other current assets[9]	140,922	143,342	20,780

Total current assets	1,483,513	1,349,083	195,574

Non-current assets:
Treasury investment	—	27,899	4,045
Property and equipment, net	258,050	276,719	40,116
Operating lease right-of-use assets, net	116,468	131,238	19,026
Land use rights, net	11,347	11,285	1,636
Intangible assets, net	2,713	2,757	400
Investments accounted for using equity method	28,849	40,523	5,875
Other investments	45,330	45,330	6,571
Deferred tax assets	6,969	6,969	1,010
Other non-current assets	38,294	38,562	5,590

Total non-current assets	508,020	581,282	84,269

Total assets	1,991,533	1,930,365	279,843

[8]	As of December 31, 2025 and March 31, 2026, amount due from related parties of RMB5,256 and RMB671 (US$97) was included in accounts receivable, net, respectively.
[9]	As of December 31, 2025 and March 31, 2026, amount due from a related party of RMB2,070 and nil was included in prepayments and other current assets, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	229,611	300,993	43,635
Accounts payable	132,509	118,576	17,190
Contract liabilities[10]	60,839	59,336	8,602
Current portion of long-term bank loans	9,800	15,500	2,247
Accrued expenses and other liabilities	263,439	202,659	29,379
Current portion of lease liabilities	16,278	24,574	3,562
Deferred income	817	597	87
Deferred government subsidies	684	156	23
Income taxes payable	1,820	277	40

Total current liabilities	715,797	722,668	104,765

Non-current liabilities:
Long-term bank loans	82,700	95,600	13,859
Deferred tax liabilities	292	292	42
Unrecognized tax benefit	5,480	5,480	794
Lease liabilities	114,246	123,286	17,873
Other non-current liabilities	4,676	3,561	516

Total non-current liabilities	207,394	228,219	33,084

Total liabilities	923,191	950,887	137,849

Shareholders’ equity:
Ordinary shares	92	92	13
Additional paid-in capital	3,335,371	3,386,145	490,888
Treasury shares	(10,085)	(10,085)	(1,462)
Statutory reserves	3,302	3,302	479
Accumulated deficit	(2,262,358)	(2,388,319)	(346,234)
Accumulated other comprehensive income (loss)	2,605	(10,671)	(1,547)

Total EHang Holdings Limited shareholders’ equity	1,068,927	980,464	142,137
Non-controlling interests	(585)	(986)	(143)

Total shareholders’ equity	1,068,342	979,478	141,994

Total liabilities and shareholders’ equity	1,991,533	1,930,365	279,843

[10]	As of December 31, 2025 and March 31, 2026, amount due to related parties of RMB2,307 and RMB2,305 (US$334) are included in contract liabilities, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Total revenues	26,092	177,636	25,660	3,720
Costs of revenues	(9,799)	(68,262)	(9,621)	(1,395)

Gross profit	16,293	109,374	16,039	2,325
Operating expenses:
Sales and marketing expenses	(12,228)	(38,263)	(23,916)	(3,467)
General and administrative expenses	(61,344)	(67,080)	(67,749)	(9,822)
Research and development expenses	(37,285)	(49,092)	(60,080)	(8,710)

Total operating expenses	(110,857)	(154,435)	(151,745)	(21,999)
Other operating income	4,686	2,101	7,798	1,130

Operating loss	(89,878)	(42,960)	(127,908)	(18,544)
Other income (expense):
Interest and investment income	12,049	21,127	10,396	1,507
Interest expenses	(1,153)	(2,086)	(2,324)	(337)
Foreign exchange gain (loss)	1,572	(1,401)	(3,475)	(504)
Other non-operating income, net	751	788	492	71

Total other income	13,219	18,428	5,089	737
Loss before income tax and loss from equity method investment	(76,659)	(24,532)	(122,819)	(17,807)

Income tax (expenses) benefits	(1)	4,523	(117)	(17)

Loss before loss from equity method investment	(76,660)	(20,009)	(122,936)	(17,824)
Loss from equity method investment	(1,730)	(846)	(3,426)	(497)

Net loss	(78,390)	(20,855)	(126,362)	(18,321)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(78,390)	(20,855)	(126,362)	(18,321)
Net loss (income) attributable to non-controlling interests	306	(48)	401	58

Net loss attributable to ordinary shareholders	(78,084)	(20,903)	(125,961)	(18,263)
Net loss per ordinary share:
Basic and diluted	(0.54)	(0.14)	(0.83)	(0.12)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic	143,886	149,338	150,994	150,994
Diluted	143,886	149,338	150,994	150,994
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.08)	(0.28)	(1.66)	(0.24)
Other comprehensive loss
Foreign currency translation adjustments net of nil tax	(1,999)	(9,820)	(13,276)	(1,925)

Total other comprehensive loss, net of tax	(1,999)	(9,820)	(13,276)	(1,925)
Comprehensive loss	(80,389)	(30,675)	(139,638)	(20,246)
Comprehensive loss (gain) attributable to non-controlling interests	306	(48)	401	58

Comprehensive loss attributable to ordinary shareholders	(80,083)	(30,723)	(139,237)	(20,188)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Sales and marketing expenses	(12,228)	(38,263)	(23,916)	(3,467)
Plus: Share-based compensation	1,961	12,336	5,294	767

Adjusted sales and marketing expenses	(10,267)	(25,927)	(18,622)	(2,700)

General and administrative expenses	(61,344)	(67,080)	(67,749)	(9,822)
Plus: Share-based compensation	39,173	38,480	36,397	5,277

Adjusted general and administrative expenses	(22,171)	(28,600)	(31,352)	(4,545)

Research and development expenses	(37,285)	(49,092)	(60,080)	(8,710)
Plus: Share-based compensation	6,128	9,944	8,960	1,299

Adjusted research and development expenses	(31,157)	(39,148)	(51,120)	(7,411)

Operating expenses	(110,857)	(154,435)	(151,745)	(21,999)
Plus: Share-based compensation	47,262	60,760	50,651	7,343

Adjusted operating expenses	(63,595)	(93,675)	(101,094)	(14,656)

Operating loss	(89,878)	(42,960)	(127,908)	(18,544)
Plus: Share-based compensation	47,262	60,909	50,774	7,361

Adjusted operating (loss) income	(42,616)	17,949	(77,134)	(11,183)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(78,390)	(20,855)	(126,362)	(18,321)
Plus: Share-based compensation	47,262	60,909	50,774	7,361

Adjusted net (loss) income	(31,128)	40,054	(75,588)	(10,960)

Net loss attributable to ordinary shareholders	(78,084)	(20,903)	(125,961)	(18,263)
Plus: Share-based compensation	47,262	60,909	50,774	7,361

Adjusted net (loss) income attributable to ordinary shareholders	(30,822)	40,006	(75,187)	(10,902)

Shares used in net (loss) earnings per ordinary share computation (in thousands of shares):
Basic	143,886	149,338	150,994	150,994
Diluted	143,886	151,600	150,994	150,994
Adjusted basic net (loss) earnings per ordinary share	(0.21)	0.27	(0.50)	(0.07)
Adjusted diluted net (loss) earnings per ordinary share	(0.21)	0.26	(0.50)	(0.07)
Adjusted basic net (loss) earnings per ADS	(0.42)	0.54	(1.00)	(0.14)
Adjusted diluted net (loss) earnings per ADS	(0.42)	0.52	(1.00)	(0.14)